Filed Pursuant to Rule 424(b)(4)

File No. 333-108848

30,842,129 Shares

SIRNA THERAPEUTICS, INC.

Common Stock, par value $0.01 per share

We have prepared this prospectus to allow certain of our current stockholders to sell up to 30,842,129 shares of our common stock. We are not selling any shares of common stock under this prospectus. The shares of common stock that we are registering for resale include shares of common stock that may be issued upon the exercise of outstanding warrants. The number of shares that may be issued upon the exercise of the outstanding warrants is 5,163,370.

The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds received by the selling stockholders.

We may receive up to $19,229,193 in proceeds from the exercise of the warrants held by the selling stockholders. As of the date of this prospectus, none of the warrants has been exercised.

Our common stock is quoted on The Nasdaq National Market under the symbol “RNAI.” On September 30, 2003, the closing price for our common stock was $5.72 per share. All share numbers and share prices in this prospectus have been adjusted to reflect the reverse stock split of our common stock on a 1-for-6 basis, which became effective on April 16, 2003.

The mailing address and telephone number of our principal executive offices is 2950 Wilderness Place, Boulder, Colorado 80301; (303) 449-6500.

The shares of our common stock offered under this prospectus involve a high degree of risk. See “ Risk Factors” beginning on page 5 of this prospectus to read about important factors you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 30, 2003.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

PROSPECTUS SUMMARY

To understand this offering fully and for a more complete description of the legal terms of this offering as well as our company and the common stock being sold in this offering, you should read carefully the entire prospectus and the other documents to which we may refer you, including “Risk Factors” and our consolidated financial statements and notes to those statements appearing elsewhere in this prospectus and incorporated by reference in this prospectus.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. We undertake no obligation to update this prospectus for any events occurring after the date of this prospectus.

Sirna Therapeutics, Inc. (formerly known as Ribozyme Pharmaceuticals, Inc. until our name change became effective on April 16, 2003) is a leader in the field of nucleic acid technology. We are using our proprietary technology and our expertise in nucleic acid technology to develop a new class of nucleic acid based therapeutics based on RNA (a type of nucleic acid) interference.

Since our inception in 1992, we have dedicated ourselves to engineering RNA-based molecules for therapeutic and diagnostic purposes. Until recently, we focused on developing ribozyme (a type of RNA) based therapeutics and diagnostics. As a result, we advanced three product candidates into clinical development. We also act as a manufacturer of oligonucleotides (chains of nucleotides that can be chemically synthesized; oligonucleotides are a form of nucleic acid) for our use and for use by our collaborators and customers, in order to generate revenue for the purpose of supporting our therapeutic discovery operations. Our expertise in nucleic acid technology enables us to focus on the development of a new type of nucleic acid-based therapeutic based on RNA interference. We have discontinued our efforts in ribozymes and redirected our research to RNA interference because we believe it has the best prospects for commercial success. We are using our expertise to design, stabilize, manufacture and deliver small interfering nucleic acids, or siNAs, that activate selectively the process of RNA interference. We believe siNA-based drugs may become important therapeutics in the future.

We are developing drugs that address significant and unmet medical needs. We are in research and/or preclinical development with product candidates in the following areas: (a) Hepatitis C Virus, or HCV, Infection—we are developing chemically stabilized siNAs that target the HCV viral RNA to treat HCV infection; (b) Age-Related Macular Degeneration—we are developing chemically stabilized siNAs that target the Vascular Endothelial Growth Factor, or VEGF, pathway to treat macular degeneration; and (c) we are evaluating other disease targets and indications for the development of RNA interference-based therapeutics.

We own, or have exclusive licenses to use, over 180 issued or allowed patents relating to nucleic acid technology. Over 30 of these patents extend coverage to the RNA interference technology. Additionally, we have filed or licensed over 50 patent applications covering various aspects of the RNA interference technology.

On January 7, 2000 we entered into a securities purchase agreement with Elan International Services, Ltd. and Elan Corporation, plc through which Elan International Services, Ltd. purchased 857,184 shares of our common stock and received a warrant to purchase 50,000 shares of our common stock with an exercise price of $120.00 per share. In December 2001, we issued a warrant to Elan to purchase 12,500 shares of our common stock at an exercise price of $30.00 per share. In addition, in April 2003, we issued a warrant to Elan to purchase 85,718 shares of our common stock at an exercise price of $2.52 per share.

On February 11, 2003, we entered into a common stock and warrant purchase agreement with the Sprout Group, Venrock Associates, Oxford Bioscience Partners, TVM V Life Science Ventures GmbH & Co. KG and Granite Global Ventures (collectively, the Investors) to sell common stock and warrants for an aggregate amount of approximately $48 million. On April 16, 2003, we held a Special Meeting of Stockholders pursuant to which the terms of the sale of common stock and warrants were approved. On April 21, 2003, we completed the sale of 24,242,425 shares of our common stock and warrants to purchase 5,015,152 shares of our common stock to the Investors for aggregate consideration of approximately $48 million. The common stock was sold at a price per share of $1.98 and the warrants are exercisable at any time over the five-year period measured from the date of issuance at a price per share of $2.52.

On September 8, 2003, we entered into a license agreement with the University of Massachusetts pursuant to which we licensed certain rights to the University’s undivided interest in pending patents relating to RNAi technology. As partial consideration for this license, we issued 579,150 shares of our common stock to the University of Massachusetts.

We issued these shares of common stock and the warrants in reliance on an exemption from registration pursuant to Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended. We are now registering for resale under this prospectus the common stock issued to Elan, the Investors and the University of Massachusetts, as well as the common stock underlying the warrants issued to Elan and the Investors.

RISK FACTORS

You should consider carefully the following risk factors and all other information contained in our business description. Investing in our securities involves a high degree of risk. Any of the following risks could materially adversely affect our business, operating results and financial condition and could result in a complete loss of your investment.

Risks Relating to our Business, Industry and Common Stock

We are a biotechnology company in the early stage of development and have only a limited operating history for you to review in evaluating our current business and its prospects.

Our focus is directed towards RNA interference technology, which is in an early stage of development and will require substantial further testing before we can begin any clinical development of RNA-based therapeutic products. There can be no assurance that our technologies will enable us to discover and develop therapeutic products.

All of our products are in early stages of development, have never generated any sales and require extensive testing before commercialization. Our RNA interference-based drugs, which are the focus of our business, will require more than 5 years to bring to market, and may never reach the market. You must consider, based on our limited history, our ability to:

•	obtain the financial resources necessary to develop, test, manufacture and market products;

•	engage corporate partners to assist in developing, testing, manufacturing and marketing our products;

•	satisfy the requirements of clinical trial protocols, including patient enrollment;

•	establish and demonstrate the clinical efficacy and safety of our products;

•	obtain necessary regulatory approvals; and

•	market our products to achieve acceptance and use by the medical community in general.

We have a history of losses, expect future losses and cannot assure you that we will ever become or remain profitable.

We have incurred significant losses and have had negative cash flows from operations since inception. To date, we have dedicated most of our financial resources to research and development and general and administrative expenses. We have funded our activities primarily from sales of our stock, revenue we receive under contract manufacturing of oligonucleotides, research and development agreements, and lines of credit. As of June 30, 2003, our accumulated deficit was approximately $207.3 million. We expect that the ability to use our net operating loss as a tax benefit will be significantly restricted in the future as a result of the change of control associated with the recently completed private placement transaction with the Sprout Group, Venrock Associates, Oxford Bioscience Partners, TVM V Life Science Ventures GmbH & Co. KG and Granite Global Ventures (collectively, the Investors).

We expect to incur losses for at least the next several years because we plan to spend substantial amounts on research and development of our products, including preclinical studies and clinical trials.

There is uncertainty relating to our patents that could cause us to incur substantial costs and delays as a result of proceedings and litigation regarding patents and other proprietary rights. The ultimate result of any patent litigation could be the loss of some or all protection for the patent involved. We may also decide to oppose or challenge third party patents.

We have filed patent applications on various aspects of RNA interference technology that have not yet been approved. We cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. The scope of our owned or licensed currently issued, or future, patents may not be sufficiently broad to offer meaningful protection against competitive products. We have received issuance of some additional patent applications covering various aspects of the basic RNA technology, and we have filed patent applications for other technology improvements and modifications that have not yet been approved.

We are involved in a re-examination proceeding involving one of our patents in the United States that relates to oligonucleotides. Additionally, we have filed documents in opposition to an RNA interference-related patent granted to a potential competitor in Europe.

Additionally, we cannot be certain that the named inventors or assignees of subject matter claimed by our own or licensed patents or patent applications were the first to invent or the first to file patent applications or are proper assignees for these inventions.

The manufacture, use or sale of our products may infringe on the patent rights of others. We may not have identified all United States and foreign patents that pose a risk of infringement. We may be forced to litigate if an intellectual property dispute arises.

If we infringe or are alleged to have infringed another party’s patent rights, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, do not successfully defend an infringement action or are unable to have infringed patents declared invalid, we may:

•	incur substantial monetary damages;

•	encounter significant delays in marketing our products;

•	be unable to participate in the manufacture, use or sale of products or methods of treatment requiring licenses;

•	lose patent protection for our inventions and product candidates; or

•	find our patents are unenforceable, invalid, or have a reduced scope of protection.

In addition, we regularly enter into agreements to license technologies and patent rights. Should we fail to comply with the terms of those license agreements, including payment of any required maintenance fees or royalties, or should the licensors fail to maintain their licensed interest in the licensed patents, we could lose the rights to those technologies and patents.

To develop RNA interference-based drugs, we will need to find partners for collaboration.

Engaging corporate partners and other third parties to help develop, manufacture and market our RNA interference-based products is an element of our strategy. All of our current partnerships are focused on the development of ribozyme-based drugs (including our partnership with Chiron for our most advanced ribozyme-based drug, ANGIOZYME), which are no longer the focus of our business. To a significant extent, our current partnerships are winding down. We do not intend to develop ANGIOZYME independently so that we can focus on RNA interference. If Chiron elects not to conduct additional clinical development studies, the company and/or Chiron will seek a third party partner to develop ANGIOZYME. Chiron has not announced whether it will continue with the ANGIOZYME program, and there can be no assurance that a new partner will be found. Additionally, on April 11, 2003, we announced that we had concluded our collaboration with Elan Corporation with respect to the development of the HERZYME ribozyme product. We will not continue with independent development of this product, and it is not clear whether we will be successful in finding a development partner for it. Generally, if any of our current partners were to terminate its funding of the development of a particular product from our collaboration, we may not have the right or resources to continue development of that product on our own. Furthermore, since all of our current partnerships relate to the development of non-RNA interference-based products, we may choose not to pursue further development of those products.

In addition, there are many aspects of our collaborations that have been and will continue to be outside of our control, including:

•	our ability to find and enter into agreements with appropriate collaborators for our RNA interference-based products;

•	the pace of development of our products, including the achievement of performance milestones;

•	development by our collaborators of competing technologies or products;

•	exercise by our collaborators of marketing or manufacturing rights; and

•	the loss of our rights to products or the profits from our products if we are unable to fund our share of development costs.

Because we must obtain regulatory approval to market our products in the United States and foreign jurisdictions, we cannot predict whether or when we will be permitted to commercialize our products.

The pharmaceutical industry is subject to stringent regulation by a wide range of authorities. We cannot predict whether regulatory clearance will be obtained for any product we develop. A pharmaceutical product cannot be marketed in the United States until it has completed rigorous preclinical testing and clinical trials and an extensive regulatory clearance process implemented by the Food and Drug Administration, the FDA. Satisfaction of regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product, and requires the expenditure of substantial resources. Of particular significance are the requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use.

Before commencing clinical trials in human beings, we must submit and receive approval from the FDA for an investigational new drug, or IND. In addition to the FDA, clinical trials are subject to oversight by institutional review boards at the universities or research institutions where we plan to carry out our clinical trials. The clinical trials:

•	must be conducted in conformity with the FDA’s good laboratory practice regulations;

•	must meet requirements for institutional review board oversight;

•	must meet requirements for informed consent;

•	must meet requirements for good clinical practices;

•	are subject to continuing FDA oversight;

•	may require large numbers of test subjects; and

•	may be suspended by the FDA or us at any time if it is believed that the subjects participating in these trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the IND or the conduct of these trials.

Before receiving FDA clearance to market a product, we must demonstrate that the product is safe and effective on the patient population that would be treated. Data obtained from preclinical and clinical activities are susceptible to varying interpretations that could delay, limit or prevent regulatory clearances. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review.

Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action against our potential products or us. Additionally, we have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval.

If regulatory clearance for a product is granted, this clearance will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and efficacious. We cannot ensure that any compound developed by us, alone or with others, will prove to be safe and efficacious in clinical trials and will meet all the applicable regulatory requirements needed to receive marketing clearance.

Outside the United States, our ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. This foreign regulatory approval process includes all of the risks associated with FDA clearance described above.

Our products require materials that may not be readily available or cost effective, which may reduce our competitiveness or reduce our profitability.

The products we are developing are new chemical entities that are not yet available in commercial quantities. Raw materials necessary for the manufacture of our products may not be available in sufficient quantities or at a reasonable cost in the future. Therefore, our products may not be available at a reasonable cost in the future.

Disclosure of our trade secrets could reduce our competitiveness.

Because trade secrets and other unpatented proprietary information are critical to our business, we attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. However, these agreements can be breached and, if they are, there may not be an adequate remedy available to us. In addition, third parties may independently discover trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights.

We currently lack sales and marketing experience and will likely rely upon third parties to market our products that will result in a loss of control over the marketing process.

Currently, we intend to rely on third parties with established direct sales forces to market, distribute and sell many of our products. These third parties may have significant control over important aspects of the commercialization of our products, including market identification, marketing methods, pricing, sales force recruitment and management and promotional activities. We may be unable to control the actions of these third parties. We may be unable to make or maintain arrangements with third parties to perform these activities on favorable terms.

Our success may depend on third-party reimbursement of patients’ costs for our products that could result in price pressure or reduced demand for our products.

Our ability to market products successfully will depend in part on the extent to which various third parties are willing to reimburse patients for the costs of our products and related treatments. These third parties include government authorities, private health insurers and other organizations, such as health maintenance organizations. Third-party payors are increasingly challenging the prices charged for medical products and services. Accordingly, if less costly drugs are available, third party payers may not authorize or may limit reimbursement for our products, even if our products are safer or more effective than the alternatives. In addition, the trend toward managed healthcare and government insurance programs could result in lower prices and reduced demand for our products. Cost containment measures instituted by healthcare providers and any general healthcare reform could affect our ability to sell our products and may have a material adverse effect on us. We cannot predict the effect of future legislation or regulation concerning the healthcare industry and third-party coverage and reimbursement on our business.

A small number of investors can control the company.

The Investors in our recently completed private placement collectively own approximately 80.0% (after giving effect to the exercise of their warrants issued in connection with the private placement, but prior to giving effect to exercise of any stock options) of our outstanding common stock.

In addition, some of the Investors currently have the right to select four of seven members of our Board of Directors. In connection with the private placement transaction of April 21, 2003, our stockholders agreed to amend our certificate of incorporation to permit stockholder action to be taken by written consent in addition to by means of an actual meeting. As a result, our Investors (if they acted together) are now able to take any action, even those actions that under Delaware law require the affirmative vote of a supermajority of the stockholders, by written consent, without the need for a stockholders’ meeting. For example, if our Investors were to act in concert, they could decide to take us private, to sell some or all of our assets, or to affect a merger without holding a stockholders’ meeting. If the Investors were to act in concert, they would have sufficient voting power to effect these types of transactions, although they have not indicated any present intent to do so.

Our common stock has limited trading volume and a history of volatility, which could impair your investment.

You may be unable to sell securities you purchase from us at the time or price desired. The market price of our common stock has fluctuated dramatically in recent years and in recent weeks. The trading price of our common stock may continue to fluctuate substantially due to:

•	the conclusion of our recent rights offering;

•	our recent reverse stock split;

•	quarterly variations in our operating results;

•	changes in earnings estimates by market research analysts;

•	concentrated ownership interest of our new Investors;

•	changes in the status of our corporate collaborative agreements;

•	clinical trials of products;

•	research activities, technological innovations or new products by us or our competitors;

•	developments or disputes concerning patents or proprietary rights;

•	purchases or sales of our stock by our executive officers, directors or substantial holders of our common stock;

•	timing or denial by the FDA of clinical trial protocols or marketing applications;

•	securities class actions or other litigation;

•	our ability to raise additional funds; and

•	changes in government regulations.

These fluctuations have sometimes been unrelated to our operating performance. As a result, the value of your shares could vary significantly from time to time. The historical trading volume of our common stock has been limited.

Both our charter documents and Delaware law have anti-takeover provisions that may discourage transactions involving actual or potential changes of control at premium prices.

Our corporate documents and provisions of Delaware law applicable to us include provisions that discourage change of control transactions. For example, our charter documents authorize our Board of Directors to issue up to 5,000,000 shares of preferred stock without stockholder approval and to set the rights, preferences and other designations of preferred stock, including the voting rights, at its discretion.

In addition, we are subject to provisions of Delaware General Corporation Law that may make some business combinations more difficult. As a result, transactions that otherwise could involve a premium over prevailing market prices to holders of our common stock may be discouraged or may be more difficult for us to effect as compared to companies organized in other jurisdictions.

The personal liability of our directors is limited.

Our charter documents limit the liability of our directors for breach of their fiduciary duty or duty of care to our company. The effect is to eliminate liability of directors for monetary damages arising out of negligent or grossly negligent conduct. However, liability of directors under the federal securities laws will not be affected.

Any of our stockholders would be able to institute an action against a director for monetary damages only if he, she or it can show a breach of the individual director’s duty of loyalty, a failure to act in good faith, intentional misconduct, a knowing violation of the law, an improper personal benefit, or an illegal dividend or stock purchase, and not for such director’s negligence or gross negligence in satisfying his duty of care.

Risks Related to This Offering

The common stock involved in this offering will increase the supply of our common stock in the public market, which may cause our stock price to decline.

The entry into the public market of the common stock to be sold pursuant to this prospectus could adversely affect the market price of our common stock. After the registration statement of which this prospectus forms a part is declared effective, the shares of common stock to be sold pursuant to this prospectus will be eligible for resale into the public market subject to an agreement by all of the selling stockholders (except for Elan and the University of Massachusetts) not to sell any shares prior to October 18, 2003 and subject to restrictions on resales by our affiliates. The presence of these additional shares of common stock in the public market may depress our stock price.

USE OF PROCEEDS

The proceeds from the sales of the selling stockholders’ shares will belong to the selling stockholders. We will not receive any proceeds from such sales of the shares, but could receive proceeds up to $19,229,193 from the exercise of warrants by the selling stockholders. We intend to use up to approximately $15 million of the proceeds from the exercise of such warrants, if any, for research and development of our RNA interference technologies and the balance for general corporate purposes, primarily working capital. Pending these uses, we will invest the net proceeds in U.S. dollar denominated, short-term, interest bearing, and investment-grade securities.

If we receive only a portion of the maximum amount obtainable upon exercise of these warrants, we intend to use approximately 80% of those net proceeds for research and development of our RNA interference technologies and the balance for working capital.

SELLING STOCKHOLDERS

The following table sets forth the number of shares beneficially owned by each selling stockholder and certain other information regarding such stockholder, as of September 30, 2003. Other than as footnoted below, the selling stockholders have not had a material relationship with us within the past three years other than as a result of their ownership of our securities. The shares offered by this prospectus may be offered from time to time by the selling stockholders. The following table assumes that the selling stockholders will sell all of the shares being offered for their account by this prospectus. However, we are unable to determine the exact number of shares that actually will be sold. The shares offered by this prospectus may be offered from time to time by the selling stockholders. This information is based upon information provided by the selling stockholders and public documents filed with the SEC, and is not necessarily indicative of beneficial ownership for any other purpose. The percent of beneficial ownership is based on 31,556,631 shares of common stock outstanding as of September 26, 2003.

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to the Offering(1)	Number of Shares of Common Stock Registered for Sale Hereby(2)	Number of Shares of Common Stock Beneficially Owned After the Offering
	Number	Number	Number	Percent
Sprout Capital IX, L.P. (3) (a) (b)	12,895,136	12,895,136	0	*
Sprout IX Plan Investors, L.P. (4) (a) (b)	595,504	595,504	0	*
Sprout Entrepreneurs Fund, L.P. (5) (a) (b)	50,820	50,820	0	*
DLJ Capital Corporation (6) (a) (b)	28,264	28,264	0	*
James Niedel, Ph.D. (7) (a) (b)	347,942	347,942	0	*
Venrock Associates III, L.P. (8) (c)	5,038,805	5,038,805	0	*
Venrock Associates (9) (c)	1,133,731	1,133,731	0	*
Venrock Entrepreneurs Fund III, L.P. (10) (c)	125,970	125,970	0	*
Oxford Bioscience Partners IV L.P. (11) (d)	4,727,243	4,727,243	0	*
mRNA Fund II L.P. (12) (d)	47,431	47,431	0	*
TVM V Life Science Ventures GmbH & Co., KG (13)	3,047,665	3,047,665	0	*
Granite Global Ventures (Q.P.) L.P. (14)	1,198,585	1,198,585	0	*
Granite Global Ventures, L.P. (15)	20,481	20,481	0	*
Elan International Services, Ltd. (16)	1,005,402	1,005,402	0	*
University of Massachusetts	579,150	579,150	0	*
TOTALS	30,842,129	30,842,129	0	*

*	Less than one percent
(1)	“Prior to this Offering” means prior to the offering by the selling stockholders of the securities registered under this prospectus for resale.
(2)	Assumes exercise of all warrants held by the selling stockholders.
(3)	Includes 2,210,404 shares of common stock underlying currently exercisable warrants.
(4)	Includes 102,077 shares of common stock underlying currently exercisable warrants.
(5)	Includes 8,711 shares of common stock underlying currently exercisable warrants.
(6)	Includes 4,845 shares of common stock underlying currently exercisable warrants.
(7)	Includes 59,642 shares of common stock underlying currently exercisable warrants.
(8)	Includes 863,721 shares of common stock underlying currently exercisable warrants.
(9)	Includes 194,337 shares of common stock underlying currently exercisable warrants.
(10)	Includes 21,593 shares of common stock underlying currently exercisable warrants.
(11)	Includes 810,315 shares of common stock underlying currently exercisable warrants.
(12)	Includes 8,130 shares of common stock underlying currently exercisable warrants.
(13)	Includes 522,412 shares of common stock underlying currently exercisable warrants.
(14)	Includes 205,454 shares of common stock underlying currently exercisable warrants.
(15)	Includes 3,511 shares of common stock underlying currently exercisable warrants.
(16)	Includes 148,218 shares of common stock underlying currently exercisable warrants.
(a)	Affiliate of broker-dealer. Based upon representations made to us by each affiliate, each affiliate purchased the shares of our common stock and warrants exercisable for the purchase of our common stock for investment purposes only, and at the time of such purchase, each affiliate had no agreements or understandings, directly or indirectly, with any person to distribute the shares of our common stock or the shares of common stock issuable upon exercise of the warrants. In addition, based upon covenants made to us by each affiliate, at the time of such purchase, each affiliate agreed not to directly or indirectly sell, contract to sell (including any short sale), grant any option to purchase or otherwise transfer, dispose of or decrease its beneficial interest in (other than to donees, distributees and affiliates who agree to be similarly bound) any of our securities held by it until October 18, 2003.

(b)	Dr. James Niedel, one of our directors, is a Venture Partner, or consultant to, each of the identified partnerships. Except for shares he holds directly, Dr. Niedel expressly disclaims beneficial ownership of the shares held by Sprout.
(c)	Dr. Bryan Roberts, one of our directors, is a General Partner of Venrock Associates and a Member of Venrock Management III LLC and VEF Management III LLC, which is the General Partner of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively. He expressly disclaims beneficial ownership of the shares held by Venrock except to the extent of his pecuniary interest therein arising from his general partnership or member interests therein.
(d)	Dr. Douglas Fambrough, one of our directors, is a Principal of Oxford Bioscience Partners and expressly disclaims beneficial ownership of the shares held by Oxford Bioscience Partners IV L.P. and mRNA Fund II L.P. except to the extent of his pecuniary interest therein arising from his general partnership interests therein.

PLAN OF DISTRIBUTION

The selling stockholders may sell the common stock from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling stockholders may make these sales on one or more exchanges, in the over-the-counter market or otherwise, at prices and terms that are then-prevailing or at prices related to the then-current market price or in privately negotiated transactions. The selling stockholders may use one or more of the following methods to sell the common stock:

•	a block trade in which the selling stockholder’s broker or dealer will attempt to sell the shares as agent, but may position and resell all or a portion of the block as a principal to facilitate the transaction;

•	a broker or dealer may purchase the common stock as a principal and then resell the common stock for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of the applicable exchange; and

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the supplement will disclose:

•	the name of the selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principal, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or concessions under the Securities Act. Because selling stockholders may be deemed “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

The validity of the common stock offered pursuant to this prospectus will be passed upon for us by O’Melveny & Myers LLP, Menlo Park, California.

EXPERTS

The financial statements of Ribozyme Pharmaceuticals, Inc. (now known as Sirna Therapeutics, Inc.) and the financial statements of Medizyme Pharmaceuticals, Ltd. appearing in the Ribozyme Pharmaceuticals, Inc. Annual Report (Form 10-K) for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FORWARD-LOOKING STATEMENTS

Statements in this prospectus, together with all other information included or incorporated by reference into this prospectus, contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties. These uncertainties include, but are not limited to, the following: general economic and business conditions; ability to obtain adequate financing in the future; ability to obtain and enforce patents; ability to obtain rights to technology; ability to develop, manufacture and commercialize products; ability to obtain and retain collaborators; changes in, or failure to comply with, governmental regulations; results of clinical studies; results of research and development activities; technological advances; competition; availability of qualified personnel; business abilities and judgment of personnel; and the like, are set forth in the section titled “Risk Factors” herein. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “pro forma,” “anticipates,” or “intends,” or the negative of any thereof, or other variations thereon or comparable terminology, or by discussions of strategy or intentions. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligations to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

WHERE YOU CAN FIND MORE INFORMATION

Because we are subject to the information and reporting requirements of the Securities Exchange Act of 1934, we file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C. and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on the public reference rooms. Our web site is http://www.sirna.com. Information on our web site is not incorporated herein by reference and is not a part of this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Our periodic reports are filed with the SEC under SEC File Number 000-27914. We hereby incorporate by reference the following:

(1) Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed March 28, 2003;

(2) the description of our common stock contained in our registration statement on Form 8-A filed March 5, 1996 (and any amendments thereto);

(3) Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed May 15, 2003;

(4) Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed August 14, 2003;

(5) Current Report on Form 8-K, filed February 14, 2003 regarding the definitive agreement for our private placement transaction with the Investors;

(6) Current Report on Form 8-K, filed April 24, 2003 regarding the closing of our private placement transaction with the Investors;

(7) Current Report on Form 8-K, filed May 14, 2003 regarding our financial results for the quarter ended March 31, 2003;

(8) Current Report on Form 8-K, filed May 20, 2003 regarding a pro forma balance sheet as of March 31, 2003 reflecting $48 million in gross proceeds, before offering costs, of the private placement;

(9) Current Report on Form 8-K, filed June 3, 2003 regarding the results of our Phase II trial of ANGIOZYME;

(10) Current Report on Form 8-K, filed July 30, 2003 regarding R. Scott Greer’s addition to our board of directors;

(11) Current Report on Form 8-K, filed July 31, 2003 regarding the announcement of our rights offering to our stockholders;

(12) Current Report on Form 8-K, filed August 14, 2003 regarding our financial results for the quarter ended June 30, 2003;

(13) Current Report on Form 8-K, filed September 9, 2003 regarding the expiration of our rights offering;

(14) Current Report on Form 8-K, filed September 9, 2003 regarding our license agreement with the University of Massachusetts;

(15) Current Report on Form 8-K, filed September 16, 2003 regarding presentation of data on our age related macular degeneration program at the Nucleic Acid World Summit held in Boston;

(16) Current Report on Form 8-K, filed September 19, 2003 regarding presentation of an overview of our RNAi technology and product development programs at the UBS Global Life Sciences Conference held in New York City; and

(17) any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed.

To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

Secretary

Sirna Therapeutics, Inc.

2950 Wilderness Place

Boulder, Colorado 80301

(303) 449-6500